

Mail Stop 3720

January 26, 2017

Don Joos
President and Chief Executive Officer
ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, California 94085-3913

>   **Re: ShoreTel, Inc.
>   Form 10-K for Fiscal Year Ended June 30, 2016
>   Filed September 12, 2016
>   File No. 001-33506**

Dear Mr. Joos:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Terry French for

      Larry Spirgel
      Assistant Director
      AD Office 11 - Telecommunications